SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Another system in Lula field is

the eighth in the Santos Basin Pre-Salt

Rio de Janeiro, July 12, 2016 – Petróleo Brasileiro S.A.  - Petrobras announces the start-up of the Lula Central production system with the interconnection of the first production well (8-LL-81D-RJS) to FPSO Cidade de Saquarema, on July 8, and the production stabilization at around 30,000 barrels per day (bpd) on July 11.

Located in Lula field, Santos Basin, off the coast of Rio de Janeiro, this is the tenth large definitive production system operating in the pre-salt layer. The complete scope of the Lula Central project includes 18 wells: 9 production and 9 injection.

FPSO Cidade de Saquarema is capable of processing 150,000 barrels of oil and compressing up to 6 million m³ of gas per day and is anchored at a water depth of 2,120 meters. The vessel left the Brasa shipyard in Niterói on May 22 towards the current location, around 300 km off the coast of Rio de Janeiro. It was converted from a very large crude carrier (VLCC) at the CXG shipyard in China. Nine of its modules were manufactured in Brazil, where work was also completed to integrate them with the processing plant.

Lula Central is the second system to start up this year and will contribute to the company’s production growth. This project is part of the company’s efforts to achieve its annual target of 2.145 million bpd of oil in Brazil.

This system joins the nine already operating in the pre-salt layer of the Santos and Campos basins, which were responsible for record production in the fields operated by Petrobras in this province (1.24 million boed) and contributed to the company’s record output of oil and gas in Brazil (2.70 million boed), both achieved in June, as reported to the markets yesterday.

The systems operating in the pre-salt are as follows: Lula Pilot - FPSO Cidade de Angra dos Reis; Lula Nordeste Pilot - FPSO Cidade de Paraty; Lula, Iracema Sul Area - FPSO Cidade de Mangaratiba; Lula, Iracema Norte Area - FPSO Cidade de Itaguaí; Lula Alto - FPSO Cidade de Maricá; Sapinhoá Pilot - FPSO Cidade de São Paulo; Sapinhoá Norte - FPSO Cidade de Ilhabela; and Parque das Baleias - FPSO Cidade de Anchieta and P-58.

Petrobras’ eleventh large pre-salt system is due to come on line in the third quarter of this year, in Lapa field, Santos Basin, through the installation of FPSO Cidade de Caraguatatuba.

The Lula Central area is located within the BM-S-11 concession block. It is operated by Petrobras (which holds a 65% stake), in partnership with Royal Dutch Shell plc subsidiary BG E&P Brasil (25%) and Petrogal Brasil (10%).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2016
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.